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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meta Financial Group, Inc.
Full Name of Registrant

Former Name if Applicable

121 East Fifth Street
Address of Principal Executive Office (Street and Number)

Storm Lake, Iowa 50588
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 10-K cannot be filed within the prescribed time period because of recent and significant changes in the registrant’s financial statements for the fiscal year ending September 30, 2007.  As disclosed in an 8-K filed on December 3rd, 2007, Meta Financial Group, Inc. (the Company) entered into a definitive agreement on November 29, 2007 to sell the stock in its MetaBank West Central bank subsidiary.  As required by generally accepted accounting principles, the Company is changing its fiscal year 2007 financial statements and related footnotes to separately disclose the MetaBank West Central bank subsidiary as a discontinued operation.  Due to the significant effort required from both the Company and its independent accountants and due to the timing of the transaction during the year end financial process, the Company’s 10-K could not be filed within the prescribed time period.

It is expected that the Company will be able to file its 10-K within the 15 calendar day extension period from the date of this filing.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David W. Leedom	(605)	782-0764
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s income from continuing operations was $1.3 million, or $0.50 per diluted share, for the year ended September 30, 2007 compared to $3.4 million, or $1.34 per diluted share, for the year ended September 30, 2006.  Net income was $1.2 million, or $0.45 per diluted share, for the year ended September 30, 2007 compared to $3.7 million, or $1.46 per diluted share, for the year ended September 30, 2006.  Earnings in fiscal year 2007 were impacted by a large provision for loan losses related primarily to an impairment on a commercial loan relationship of $5.0 million related to fraud by the borrower and a gain on the sale of four branches in northwest Iowa of $3.3 million.  Earnings in fiscal year 2006 were impacted by non-recurring fee income of $2.6 million associated with a portfolio of purchased prepaid debit cards.

Meta Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 28, 2007	By	/s/ David W. Leedom, SVP & Acting CFO
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).